UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Miromatrix Medical Inc.

(Name of Subject Company)

Miromatrix Medical Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60471P108

(CUSIP Number of Class of Securities)

John S. Hess, Jr., Esq.

Executive Vice President and Deputy General Counsel
6455 Flying Cloud Drive, Suite 107
Eden Prairie, MN 55344

(952) 942-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen Glover, Esq.

Alexander Orr, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

(202) 955-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Miromatrix Medical Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023 (as amended or supplemented from time to time, the “Recommendation Statement”), relating to the tender offer by Morpheus Subsidiary Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of United Therapeutics Corporation (“Parent”), a Delaware public benefit corporation, to purchase all of the outstanding shares of common stock of the Company, par value $0.00001 per share (the “Shares”), for (a) $3.25 per Share in cash, plus (b) one contractual contingent value right per Share, representing the right to receive a contingent payment of $1.75 in cash upon the achievement of a specified milestone on or prior to December 31, 2025, upon the terms and subject to the conditions set forth in the offer to purchase, dated as of November 13, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Recommendation Statement. The information set forth in the Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Underlined text shows text being added to a referenced disclosure in the Recommendation Statement and stricken-through text shows text being deleted from a referenced disclosure in the Recommendation Statement.

Item 8. Additional Information.

Item 8(h) of the Recommendation Statement is hereby amended and supplemented as follows:

“(h) Final Results of the Offer and ~~Expected~~ Completion of the Merger.

The Offer expired at one minute after 11:59 p.m., New York City time, on December 11, 2023 (such date and time, the “Expiration Date”). Continental Stock Transfer & Trust Company, in its capacity as Paying Agent for the Offer, advised that, as of the Expiration Date, a total of 22,876,102 Shares were validly tendered and “received” (as defined in Section 251(h) of the DGCL) by the Paying Agent and not validly withdrawn pursuant to the Offer, which Shares, together with all other Shares beneficially owned by Purchaser and its affiliates, represent approximately 83.43% of the Shares outstanding as of the Expiration Date. As of the Expiration Date, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer, together with all other Shares beneficially owned by Purchaser and its affiliates, satisfied the Minimum Condition. After the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

As the final step of the acquisition process, Parent ~~expects to~~ completed its acquisition of the Company by consummating the Merger on December 13, 2023, in accordance with Section 251(h) of the DGCL, without a vote of the Company’s stockholders. At the Effective Time, Purchaser ~~will be~~ merged with and into the Company, the separate existence of Purchaser ~~will~~ ceased, and the Company ~~will~~ continued as the Surviving Corporation and a wholly owned subsidiary of Parent. Each issued and outstanding Share immediately before the Effective Time (other than (i) any Excluded Shares and (ii) any Dissenting Shares) ~~will be~~ converted into the right to receive the Offer Consideration from Purchaser.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On December 12, 2023, Parent and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

On December 13, 2023, Parent and the Company issued a joint press release announcing the completion of the Merger. The full text of the press release is included as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Recommendation Statement is hereby amended by adding the following exhibit.

Exhibit No.	Description

(a)(5)(E)	Press Release, dated December 13, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2023	MIROMATRIX MEDICAL INC.

	By:	/s/ John S. Hess, Jr.
	Name:	John S. Hess, Jr.
	Title:	Executive Vice President, Deputy General Counsel, and Assistant Corporate Secretary